UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on April 26, 2023: Euroseas Ltd. Announces a $19,000 per day Three-Year Charter for its 3,100 teu, 2007-built Vessel, M/V EM Kea and $15,000 per day One-Year Charter for its 1,740 teu, 2005-built Vessel, M/V EM Hydra.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: April 26, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces a $19,000 per day Three-Year Charter for its 3,100 teu, 2007-built Vessel, M/V EM Kea and $15,000 per day One-Year Charter for its 1,740 teu, 2005-built Vessel, M/V EM Hydra

Maroussi, Athens, Greece – April 26, 2023 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container vessels and provider of seaborne transportation for containerized cargoes, announced today charter extensions for its container vessels, M/V Kea and MV Hydra.

Specifically:

•

M/V EM Kea, a 3,100 TEU vessel built in 2007, entered into a time charter contract extension for a period of thirty-six months, at a gross daily rate of $19,000. The new charter will commence in June 2023 immediately following the completion of its current charter.

•

M/V EM Hydra, a 1,740 TEU vessel built in 2005, entered into a new time charter contract extension for a period of between a minimum of twelve and a maximum of fifteen months at the option of the charterer, at a gross daily rate of $15,000. The new charter will commence in May 2023 immediately following the completion of its current charter.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are pleased to announce these two new charters which reflect the recent strengthening of the feeder containership markets and bring our charter coverage over the next 12 months in the range of 85-90%. It is noteworthy that the recent strengthening of the market for some segments has been in the range of 15-20% from the market turning point observed about 3 months ago. Especially for our M/V Kea, the three-year charter we concluded at $19,000/day is higher than our previously expected level for the vessel. The two vessels combined secure in excess of $24m of net charter revenues and contribute in excess of $13m of EBITDA during the period of the charter extensions.”

Fleet Profile:

After the new charter arrangements of M/V EM Hydra and M/V EM Kea, the Euroseas Ltd. fleet and employment profile will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V	Intermediate	72,968	6,350	2005	TC until Dec-24	$42,200
					plus 12 months option	option $15,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009	TC until Apr-23	$14,500
					TC until Apr-25	$23,000
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
RENA P (ex-SEASPAN MANILA)(*)	Intermediate	50,796	4,250	2007	TC until April-24	$20,250 then
					Then until Feb 25	CONTEX(**) with $13,000 floor and $21,000 ceiling
EMMANUEL P (ex-SEASPAN MELBOURNE) (*)	Intermediate	50,796	4,250	2005	TC until Mar-25	$19,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
					TC until May-26	$19,000
GREGOS (*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
EM ASTORIA(*)	Feeder	35,600	2,788	2004	TC until Feb-24	$50,000
					then until Feb-25	$20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P (*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(***)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
					TC until Apr-24	$15,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until May-23	$14,500
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Aug-23	$13,000
Total Container Carriers	18	703,275	56,061

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment(*)	TCE Rate ($/day)
TERATAKI (*)	Feeder	37,237	2,800	Jun-23	TC until June-26	$48,000
TENDER SOUL	Feeder	37,237	2,800	Q4 2023
LEONIDAS Z	Feeder	37,237	2,800	Q1 2024
MONICA	Feeder	22,262	1,800	Q1 2024
STEPHANIA K	Feeder	22,262	1,800	Q2 2024
PEPI STAR	Feeder	22,262	1,800	Q2 2024
DEAR PANEL	Feeder	37,237	2,800	Q4 2024
SYMEON P	Feeder	37,237	2,800	Q4 2024
Total under construction	8	252,971	19,400

Notes:

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers' Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

 (***)

Rate is net of commissions (commissions are typically 5-6.25%)

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 18 vessels, including 11 Feeder and 7 Intermediate containerships. Euroseas 18 containerships have a cargo capacity of 56,061 teu. On a fully-delivered basis of its vessels under construction, the Company’s fleet will increase to 26 containerships with a cargo capacity of about 75,461 teu

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SK 02558 0005 10629711

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